Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
COUNSELOR AT LAW	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Stop 4561

November 17, 2008

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc.

Registration Statement S-1/A2

File No.: 333-153035

Dear Mr. Kluck:

We have filed the Issuer’s second amendment to its Form S-1 Registration Statement on the EDGAR system.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of Innocap, Inc.  The paragraph numbers below correspond to the numbered comments in your November 7, 2008 Comment Letter.

General

1.

We have expanded, in BUSINESS, the discussion of our initial plans. By the nature of our limiting factors, we cannot establish formal milestones or timetables.

Prospectus Summary

2.

We have made the requested clarification.

Risk Factors

Because we are not subject to compliance with rules.

3.

We have made the correction.

Selling Stockholders

4.

We have disclosed the numbers of shares that our selling shareholders received as founders or through the exercise of stock options as some existed post 1 for 100 reverse split in July 2008. These shares plus those post split shares issued to settle amounts due comprise total holdings of each stockholder. These disclosures were not included in Part ll of the registration statement because the issuance of founder shares and exercise of stock options occurred more than three years ago.

Management’s Discussion and Analysis or Plan of Operations

Operations

5.

We have made the correction.

Business

6.

We have made the requested clarifications and disclosures.

Directors, Executive Officers, Promoters and Control Persons

7.

All employment affiliations are disclosed.

Board of Directors

8.

We have made the requested disclosure.

Plan of Distribution

9.

We have removed the parenthetical references.

Financial Statements and Footnotes – July 31, 2008

Note 1 – Organization

10.

The shares issued have negative book value and no trading market. The fair value was considered to be the value negotiated with the creditors who accepted them in satisfaction of the amounts due to them. No gain or loss was recorded based on the settlements. The footnotes to the financial statements in the prospectus have been expanded to include this disclosure both in the audited (at Note 8) and unaudited (at Note 1) notes to financial statements.

Prospectus Inside Back Cover

11.

Table of Contents and language required by Item 502(b) now both appear on outside back cover page of Prospectus.

Item 16. Exhibits

12.

Exhibit index has been corrected.

Item 17. Undertakings

13.

Correction has been made.

Exhibit 5.1

14.

New revised and corrected legal opinion is enclosed.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

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